SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 27, 2004 to June 1, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the closing of the Murphy oil and gas property acquisition.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
June 1, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE CLOSING OF THE
MURPHY OIL AND GAS PROPERTY ACQUISITION

(Calgary, May 31, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has closed the previously announced acquisition of certain oil and natural gas assets in Alberta and Saskatchewan with an effective date of April 1, 2004 for a net purchase price of Cdn $550 million prior to adjustments through the purchase of shares in a numbered Alberta corporation. Pengrowth paid for the properties with a combination of cash on hand and by drawing down committed debt financings.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191